

November 10, 2011

Via E-mail
Mr. Michael R. Garone
Interim Chief Executive Officer and Chief Financial Officer
Emisphere Technologies, Inc.
240 Cedar Knolls Road
Suite 200
Cedar Knolls, NJ 07927

     Re: **Emisphere Technologies, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2010
            Filed March 31, 2011
            File No. 000-17758

Dear Mr. Garone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business

Phase III Programs, page 6

1. You indicate that several Phase III clinical studies for osteoporosis and osteoarthritis are being conducted by Novartis Pharma AG pursuant to research collaboration agreements. Please amend your Form 10-K for the fiscal year ended December 31, 2010 to describe the material terms of any agreement or agreements that relate to your salmon calcitonin product, or any other Phase III product. Your disclosure should include the following information:

   - The material rights and obligations of each party;

- The product candidate(s) to which each collaboration agreement relates;
- The material financial obligations of each party;
- If royalties are payable, a description of the royalty rate expressed within a ten percent range (for example, "single digits," "teens", "twenties," etc);
- The potential aggregate milestones payable;
- The amounts paid to date;
- The term of each agreement; and
- The termination provisions of each agreement.

We note, in particular, your disclosure on page 15 regarding the Master Agreement and Amendment dated June 4, 2010 and the License Agreement dated March 8, 2000, each entered into with Novartis. To the extent that one or both of these agreements relates to Phase III products, please expand your description of the agreement(s), as specified above. In addition, please file the agreement(s) as an exhibit to your Form 10-K, or provide us with a legal analysis as to why the agreement(s) need not be filed pursuant to Item 601(b)(10)(2)(ii) of Regulation S-K.

Item 2. Properties, page 32

2. You described an amended lease agreement entered into with BMR on March 17, 2010, but did not file the amended lease agreement as an exhibit. Please amend your Form 10-K for the fiscal year ended December 31, 2010 to file this amended lease agreement as an exhibit to your filing, or provide us with a legal analysis as to why the agreement need not be filed pursuant to Item 601(b)(10)(2)(iv) of Regulation S-K.

Item 13. Certain Relationships, Related Transactions and Director Independence, page 121

3. You described your employment agreements with Named Executive Officers Mr. Riley and Mr. Hart on page 122, but did not file the employment agreements as exhibits to your Form 10-K. Please amend your Form 10-K for the fiscal year ended December 31, 2010 to file these employment agreements as exhibits to your filing, pursuant to Item 601(b)(10) of Regulation S-K.

4. Based upon your description of the employment agreements with Messrs. Riley and Hart, it appears that your officers may receive payments in the event of a change-in-control. Please amend your Form 10-K for the fiscal year ended December 31, 2010 to provide the quantitative disclosure required by Item 402(j) of Regulation S-K for each of your Named Executive Officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Michael R. Garone
Emisphere Technologies, Inc.
November 10, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director